Exhibit 99.4

Management’s Discussion and Analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the Unaudited Condensed Interim Consolidated Financial Statements and related notes included in Item 1 of Part I of this Interim Financial Report for the first half of 2023 (this “Interim Report”) and with our Audited Consolidated Financial Statements and the related notes for the fiscal year ended December 31, 2022 included in our Form F-1 filed with the SEC on August 22, 2023 and in our Form 20-F, which included the latest financial information period ended March 31, 2023, was filed with the SEC on July 10, 2023.

Special note regarding forward-looking statements

Some of the statements contained in this Interim Report (including information incorporated by reference herein) include “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act of 1934, as amended (the “Exchange Act”) regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of LML and LHL Group and its subsidiaries and/or affiliates. These statements are based on the beliefs and assumptions of Management. Although we believe that the plans, strategies, intentions, and expectations reflected in, or suggested by, these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, strategies, intentions, or expectations.

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not means that a statement is not forward-looking.

These statements are based on the current expectations of Management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of LML and the LHL Group. These statements are subject to a number of risks and uncertainties regarding LML’s business, and actual results may differ materially.

Management’s Discussion and Analysis of financial condition and results of operations

Special note regarding forward-looking statements (continued)

These risks and uncertainties include, but are not limited to: general economic, political and business conditions, failure to establish mineral reserves and mineral resources, the grade and recovery of metals and/or minerals which are mined, success of future exploration, reliability of sampling and data, success of any test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors, the economic and operational disruptions and other effects of the COVID-19 pandemic the outcome of any legal proceedings that may be instituted against LML in connection with the business combination; failure to realize the anticipated benefits of the Business Combination, including difficulty in integrating the businesses of LHL and GoGreen; the risks related to the rollout of LML;s business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; LML’s development of, and processing of mineral resources at, the Kabanga Nickel project; the effects of competition on LML’s business; the ability of LML to execute its growth strategy, manage growth profitably and retain its key employees; the ability of LML to maintain the listing of its securities on a U.S. national securities exchange; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC). The foregoing list of risk factors is not exhaustive.

There may be additional risks that Management presently does not know or that Management currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide expectations, plans or forecasts of future events and views as of the date of this Interim Report. LML and LHL anticipate that subsequent events and developments will cause assessments to change. However, while LHL may elect to update these forward-looking statements in the future, LHL specifically disclaims any obligation to do so.

You should not put undue reliance on these statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Interim Report, which are based upon information available to us as of the date of this Interim Report, and such statements should not be read to indicate that our Management has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy, or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles.

Management’s Discussion and Analysis of financial condition and results of operations

Special note regarding forward-looking statements (continued)

While studies by third parties (commissioned by LML) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses the Hydromet Technology. Accordingly, the Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent LML expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for LML and its stakeholders. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this Interim Report, except as required by applicable law.

Business overview

LML is a cleaner metals company focused on supplying low carbon critical metals to support the global energy transition. This will be achieved through the adoption of its patented Hydromet Technology, which offers a cleaner and cheaper alternative to traditional downstream smelting and refining.

The Hydromet Technology is currently amenable to processing and refining metals from sulfidic orebodies, which includes nickel and cobalt (for the production of batteries for electric vehicles), copper (electrification), platinum group metals (hydrogen economy) and gold without the use of cyanide for processing. LML’s management has technical expertise in hydromet refining and patenting, a track record of building and operating mines and commercial capabilities to finance projects. LML is domiciled in the Isle of Man and listed on the NYSE.

LML’s primary asset is the Kabanga Nickel project in Tanzania, considered one of the world’s largest, highest grade and development-ready nickel sulfide deposits globally. With additional copper and cobalt by-products, the Kabanga deposit has a current mineral resource estimate of 58 million tons (at a 100% basis) at a nickel-equivalent grade of 3.21% with 1,523k tons of contained nickel, 193k tons of contained copper and 115k tons of contained cobalt. At a mine production rate of 2.2 million tons per annum, the expected life of mine is over 30 years.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

The Kabanga Nickel project will be a true mine-to-metal operation that incorporates the construction of a mine and a Hydromet Technology refinery with first ore production expected to be in H2 2026. Approximately 350 kilometers from the Kabanga mine site, at a brownfield site in Kahama with existing infrastructure and nearby rail, a refinery will be constructed that will utilize LZL’s Hydromet Technology. The refinery site in Kahama is expected to be located within a Special Economic Zone (“SEZ”), which will include fiscal benefits. The refinery will process nickel, copper, and cobalt from the Kabanga mine into fully traceable refined metals to be sold to global customers. The refined end products are expected to carry a significantly lower carbon footprint compared to industry CO2e averages, particularly with nickel as most of future global supply is coming from Indonesia where energy-intensive refining technologies utilize electricity predominantly from coal-fired power stations.

The Kabanga Nickel deposit has historically been constrained by lack of infrastructure (rail and grid power) and distance from international smelters. However, LML has been able to unlock this world-class project primarily through leveraging the capital and operating cost efficiencies of its Hydromet Technology compared to smelting with a proposed vertically integrated operation within Tanzania. In-country beneficiation is an important social benefit that LML can provide Tanzania with the country able to recognize full economic and social value of its host nation resources. Over the past several years, with international financing and contractors, Tanzania has been upgrading its rail network to Standard Gauge Rail from Dar Es Salaam port to the Isaka rail terminal (approximately 35 kilometers from the Kahama refinery location) and grid power is expected to be available at both the mine and refinery site upon commissioning. A combination of the lower refinery operating costs and copper and cobalt by-products, the Kabanga Nickel project is expected to be situated in the lowest quartile of the nickel cash cost curve.

LHL Group formally acquired the Kabanga Nickel project in April 2021 from previous joint owners, Barrick Gold and Glencore who had spent over $293 million on the project to date with 577 kilometers of diamond drilling completed up to 2013 acquisition. In December 2021, the LHL Group brought BHP, the world’s largest mining company by market capitalization, as a funding partner into the Kabanga Nickel project. Since then, BHP has invested $90 million into the Kabanga Nickel project and $10 million into LZL, which holds LHL Group’s IP of Hydromet patents. A Framework Agreement with the Government of Tanzania was signed in January 2021 between KNL and the Government of Tanzania, which stipulates the principles of sharing of economic benefits and its 16% free-carried interest in the Kabanga Nickel project. Subsequently, a Special Mining License was issued to KNL in October 2021 that is valid for a period of the estimated life of the orebody. Aside from a $4 million payment upon completion of a DFS due for completion in the second half of next year, there are no further deferred financial commitments or obligations to the previous owners. The Kabanga Nickel project is not subject to any commercial metals streaming or royalty arrangements with related or third parties.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

BHP’s current look-through ownership of the Kabanga Nickel project is 14.3%. Upon completion of the DFS, BHP have the option to increase their look-through ownership to 51%. The option consideration will be calculated from a 0.7 multiple to net asset value of the project determined by 3 independent valuation experts and proceeds will be used to fund the development of the Kabanga Nickel project. KNL has agreed with BHP a royalty rate in return for licensing its Hydromet Technology to the refinery. Post exercise of BHP’s option, KNL will also retain 40% of the marketing rights of the refined end products from the refinery.

LML and the LHL Group have commenced a competitive process to monetize a portion of its 40% allocation of the marketing rights related to the life of mine production from Kabanga. LML and the LHL Group has engaged with several global original equipment, car manufacturers and battery producers who have expressed an interest in purchasing refined nickel cathode that will be produced from the Kabanga refinery in the future. The scale of the project, its non-Chinese ownership, and the potential low carbon footprint of the metal due to the application of LZL’s Hydromet Technology have been well received by the parties. The final round of the process is expected to commence before the end of the third quarter this year.

April 27, 2023, LZL signed an amended and restated binding letter of intent with the owner of the Dutwa nickel laterite project in northern central Tanzania, to acquire the Wamangola deposit. The Wamangola mineral resource estimate comprises 57.9 million tons with a nickel grade on 0.94%. An initial non-refundable deposit of $0.4 million has been paid by LZL to satisfy the remaining transaction conditions which include an agreement with the relevant Tanzanian governmental body regarding the issuance of a license over the project area and an asset purchase agreement with the vendor. The exclusivity period with the vendors expired in July 2023, however LZL continues to work closely with the vendors and the relevant Tanzanian authorities. The total transaction consideration is $13 million of which a portion can be elected by the vendor to be paid in shares. The conceptual project design is to utilize the Company’s Hydromet Technology to unlock the Wamangola deposit, bring the project into production after conducting relevant studies and produce a refined nickel product at the Kahama SEZ under a separate ownership to the Kabanga Nickel project.

The LML and the LHL Group is also focused on commercializing its Hydromet Technology in the recycling market, which is expected to grow substantially in the future as a source of supply for critical minerals. Currently over 20% of the global supply of PGMs comes from the secondary market with the large majority being processed by smelters. The Company intends to break energy-intensive and polluting smelting from the recycling chain and provide a cleaner solution to the circular economy. Utilizing the LHL Group’s existing processing knowledge with PGMs, the perceived route to market is to install a Hydromet recycling facility to process and refine PGMs from spent autocatalytic converters in North America or Europe. On June 15, 2023, the LZL signed a Memorandum of Understanding with a global PGM customer to establish a commercial scale PGM recycling facility. If a robust business model can be developed, the target is to install a Hydromet PGM recycling refinery by the end of 2025.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Research and development and further broadening the LHL Group’s IP with additional patents is a continuous exercise for LZL to ensure its Hydromet Technology is protected and can be applied to processing additional metal groups and orebody types. Following closing of the acquisition on July 18, 2023 of SGPL in Perth, Australia, the LML and the LHL Group now has an in-house laboratory to undertake additional test work and engineering design to further streamline project timelines; advance its research and development initiatives to current projects and importantly potentially widen its portfolio of patents; and undertake metallurgical test work for potential clients that may wish to adopt our Hydromet Technology in return for licensing fees.

Explanatory note relating to the Business Combination and listing on the NYSE.

On the Closing Date, LML consummated the previously announced Business Combination pursuant to the BCA, dated as of December 13, 2022, by and among the LML, GoGreen Investments Corporation, an exempted blank check company incorporated under the laws of the Cayman Islands, GoGreen Sponsor 1 LP, a Delaware limited partnership, Aqua Merger Sub, a Cayman Islands exempted company and LHL, and Keith Liddell, solely in his capacity as LHL Shareholders representative, and the shareholders of LHL party thereto.

Pursuant to the BCA, among other things, closing mechanics of the Business Combination comprised:

1.	GoGreen merged with and into the Merger Sub, with the Merger Sub surviving the merger and the shareholders of GoGreen (other than shareholders of GoGreen who elected to redeem their GoGreen ordinary shares and dissenting shareholders) receiving ordinary shares, with $0.0001 par value per share, of LML (“Ordinary Shares”) (the “Merger”); and

2.	(i) each issued and outstanding GoGreen public warrant converted into, and was exchanged for, the right to receive one LML public warrant and (ii) each issued and outstanding GoGreen private warrant converted into and was exchanged for the right to receive one LML private warrant (in the case of each GoGreen public warrant and GoGreen private warrant, rounded down to the nearest whole number of warrants without cash settlement for such rounded fraction in accordance with the terms of the BCA) (the LML public warrants and the LML private warrants, together, the “Warrants”); and

3.	LML acquired all of the issued and outstanding share capital of LHL from LHL Shareholders for Ordinary Shares and, subject to the terms and conditions of the BC, the Earn-out Shares (defined below), such that LHL became a direct wholly owned subsidiary of LML (the “Share Acquisition”, the Merger and the other transactions contemplated by the BCA and the Ancillary Documents (as defined in the Company’s Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-271300) filed with the SEC on June 2, 2023 (the “Form F-4”).

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

The Business Combination was consummated on the Closing Date. The transaction was unanimously approved by GoGreen’s Board of Directors and was approved at the EGM. GoGreen’s shareholders also voted to approve all the other proposals presented at the EGM.

As a result of the Business Combination, the Merger Sub, as the surviving entity after the Merger, and LHL each became wholly owned subsidiaries of the Company.

On the Closing Date, Ordinary Shares and the Warrants commenced trading on the NYSE, under the new ticker symbols “LZM” and “LZMW,” respectively.

Foreign Private Issuer status

Given the Company is incorporated in the Isle of Man, it is considered a FPI pursuant to the Securities Act.

In our capacity as an FPI, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

FPIs may prepare their financial statements using US GAAP; or IFRS pursuant to Regulation S-X Rule 4-01(a)(2). In the case of FPIs that use the English-language version of IFRS as issued by the International Accounting Standards Board, or IASB IFRS, no reconciliation to US GAAP is needed.

For as long as we are an FPI we intend to file our annual financial statements on Form 20-F and furnish our half year interim financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer an FPI. We are required to determine our status as an FPI on an annual basis at the end of our second fiscal quarter.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Foreign Private Issuer status (continued)

We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies:

1.	the majority of our executive officers or directors are United States citizens or residents.

2.	more than 50% of our assets are located in the United States; or

3.	our business is administered principally in the United States.

If we lose our FPI we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for FPIs.

Emerging Growth Company status

We are an Emerging Growth Company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the (“JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. This includes, but is not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will continue to qualify as an EGC until the earliest to occur of:

1.	the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC or more;

2.	the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act;

3.	the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or

4.	the date on which we are deemed to be a “Large Accelerated Filer”, as defined in Exchange Act Rule 12b-2. The Company would become a Large Accelerated Filer if the Company has a public float of greater than $700 million, has been filing periodic reports for at least 12 months, has previously filed at least one annual report, and is not a smaller reporting company.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Emerging Growth Company status (continued)

Section 103 of the JOBS Act provides that an EGC is not required to comply with the requirement to provide an auditor’s report on ICFR under Section 404(b) of the Sarbanes-Oxley Act. An EGC still has to perform management’s assessment of internal control over financial reporting (SOX 404(a)) and the disclosure requirement of Item 308(a) of Regulation S-K). As LML is a newly public company a SOX phase-in exception applies whereby the management report is not required until the second annual report. The Company has hired a professional service firm with specialist SOX compliance knowledge and internal controls expertise to support during the implementation of SOX compliance requirements.

We expect to continue to be an EGC for the immediate future.

Segments

See Note 4 of our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023.

Significant components of results of operations

Revenue, Cost of Sales, and Gross Profit

We generate revenue from our IP licensing business.

LZL has granted the Kell license to Kelltech Limited (50% owned by LZL) to exclusively use its Hydromet Technology across the SADC License Area. The Kell License relates to LZL’s Hydromet Technology applicable to just precious metals projects. In turn, Kelltech Limited has exclusively sub-licensed the Kell License to KTSA (66.67% owned by Kelltech Limited). Kellplant is a wholly owned subsidiary of KTSA. For more information refer to Note 23

IP licensing revenue received by LZL under the Kell license are shown below.

	Six months ended
	2023	2022
	$	$
Kellplant Proprietary Ltd	129,680	755,415
Kelltechnology South Africa (RF) Proprietary Ltd	365,368	309,747
	495,048	1,065,162

Management’s Discussion and Analysis of financial condition and results of operations

Revenue, Cost of Sales, and Gross Profit (continued)

The Company has generated significant losses from its operations as reflected in LHL Group’s accumulated deficit of $54,694,202 as of June 30, 2023. Additionally, LHL Group has generated significant negative cash flows from operations and investing activities as we continue to support the development of our business and the Kabanga Nickel project. For a discussion of our expected spending on capital expenditures to support our continued commercialization and growth objectives as we strategically invest in studies, test work, equipment, and infrastructure, see “Liquidity and capital resources”. In addition to our capital expenditures we expect our operating expenses to increase for both infrastructure and workforce-related costs as we seek to expand our patent portfolio, continue to invest in research and development activities, seek to expand the market penetration of our Hydromet Technology and develop the Kabanga Nickel Project.

As of June 30, 2023, LHL Group did not have any material non-cancellable commitments relating to capital expenditures that it cannot cancel without a significant penalty.

Other than the $4 million contingent payment due to the sellers of the Kabanga Nickel project upon the earlier of the completion of the DFS and the fifth anniversary of the contract from the date of signing, but no later than December 2024, we did not have any material commitments or contingencies as at June 30, 2023.

We have not generated any revenue from our mining project because they are in the exploration and evaluation stage. We do not expect to generate any revenue from our mining projects for the foreseeable future.

	Six months ended		H1 change
	2023	2022	2023	2022
	$	$	$	$
Revenue	506,748	1,114,305	(607,557)	(55)%
Gain (loss) on foreign exchange	86,547	(30,473)	117,020	(384)%
General and administrative expenses	(13,412,649)	(5,515,073)	(7,897,576)	143%
Operating loss	(12,819,354)	(4,431,241)	(8,388,113)	189%
Interest income	269,800	27,816	241,984	870%
Interest expense	(91,668)	(130,555)	38,887	(30)%
Loss before tax	(12,641,222)	(4,533,980)	(8,107,242)	179%
Income tax	-	-	-	0%
Loss for the financial period	(12,641,222)	(4,533,980)	(8,107,242)	179%
Other comprehensive income
Exchange (loss) gain on translation of foreign operations	(84,291)	35,189	(119,480)	(340)%
Total other comprehensive (loss) income for the period	(84,291)	35,189	(119,480)	(340)%
Total comprehensive loss for the financial period	(12,725,513)	(4,498,791)	(8,226,722)	183%

Management’s Discussion and Analysis of financial condition and results of operations

Revenue, Cost of Sales, and Gross Profit (continued)

Comparison of combined unaudited proforma condensed consolidated of LHL Group’s results of operations for H1 2023 and H1 2022

Revenue

Revenue for LHL Group for H1 2023 was $506,748, compared to $1,114,305 for H1 2022, a decrease of $607,557. The decrease in revenue was primarily on account of decreased revenue derived from consultancy services as the development of the Kellplant Hydromet Technology refinery project is on hold and will need to be rescoped following SRL’s decision to update their mine plan and scope the refinery to process its underground mining operations, which have not been developed yet.

Exchange gain (loss) on translation of foreign operations

The loss on foreign exchange at LHL Group for H1 2023 was $86,547, as compared to $30,473 gain in H1 2022, a decrease of $117,020. The decrease in the gain on foreign exchange was primarily due to movements in exchange rates in subsidiary operations.

Interest income

Interest income represents the income earned by LHL Group pursuant to the interest on the financial instruments and cash balances held by it with banks balances.

Interest expense is the interest accretion related to contingent consideration in relation to the KNL legacy acquisition, interest on leases and other interest expense.

	Six months ended		H1 change
	2023	2022	2023 v 2022
General and Administrative expenses	$	$	$	$
Wages & employee benefits	1,816,542	1,299,134	517,408	40%
Professional fees	2,189,645	1,969,720	219,925	11%
Non-recurring listing and equity raising costs	8,003,016	74,143	7,928,873	10,694%
Directors’ fees	86,500	87,125	(625)	(1)%
Legal expenses	465,220	142,164	323,056	227%
Mining expenses	-	583,238	(583,238)	(100)%
Depreciation of property and equipment	107,692	45,689	62,003	136%
Depreciation of right of use asset	62,029	23,487	38,542	164%
Amortization of intangible assets	38,301	33,619	4,682	14%
Audit & accountancy fees	81,751	441,119	(359,368)	(81)%
Drilling and site costs	-	68,435	(68,435)	(100)%
Insurance	6,953	11,318	(4,365)	(39)%
Other administrative expenses	190,219	498,101	(307,882)	(62)%
Taxes & licenses	-	59,322	(59,322)	(100)%
Travel	364,781	178,459	186,322	104%
	13,412,649	5,515,073	7,897,576	143%
(Loss) gain on foreign exchange	(86,547)	30,473	(117,020)	(384)%
	13,326,102	5,545,546	7,780,556	140%

Management’s Discussion and Analysis of financial condition and results of operations

General and administrative expenses

Total general and administrative expenses at LHL Group for H1 2023 was $13,412,649 compared to $5,515,073 for H1 2022, an increase of $7,897,576. The increase in the general and administrative expenses was primarily due to an increase of $517,408 in wages and employee benefits on account of an increase in the number of employees of 121 as of June 30, 2023 (58: June 30, 2022), an increase of $7,928,873 in professional and legal expenses, associated increased expenses in connection with the Business Combination and an increase of $323,056 in consulting fees on account of increased professional services supporting the business. Increase in Travel of $186,322 primarily from the increase in travel in relation to supporting the mine development at the Kabanga Nickel project.

The Group capitalized mining expenses in H1 2023 to exploration and evaluation assets following advancement in the DFS program outlining the resources allocated to the Group. Management assesses this event as sufficient support that expenses will be recoverable following the commencement of the mining operation. Accountancy fees have decreased due to hire of internal accounting resources compared to the period ended June 30, 2022 where accounting services were externally obtained.

Exploration and evaluation assets and mining data

Six months ended June 30, 2023, compared to the six months ended June 30, 2022

$
Carrying amount at June 30, 2022	14,744,194
Movements during the period	21,176,927
Carrying amount at June 30, 2023	35,921,121

The capitalization of exploration costs operates on the premise that the expenditure could result in cash in-flows over time, meaning there is a reasonable prospect that the project can be developed into a profitable mining operation and that the expenditure is correlated with the exploration activities and study work of a mineral resource within a valid license area.

Exploration expenditures are recognized and measured at cost, giving rise to an exploration asset. LHL Group considers exploration assets as intangible assets.

LHL Group assesses impairment when facts and circumstances suggest that the carrying amount of an E&E assets may exceed its recoverable amount. In making this assessment, LHL Group have regard to the facts and circumstances noted in IFRS 6 paragraph 20. In performing their assessment of each of these factors, as at June 30, 2023, LHL Group have:

●	reviewed the time period that group companies have the right to explore the area and noted no instances of expiration, or licences that are expected to expire in the near future and not be renewed.

●	determined that further E&E expenditure is either budgeted or planned for all licences;

●	not decided to discontinue exploration activity due to there being a lack of quantifiable mineral resource; and

●	not identified any instances where sufficient data exists to indicate that there are licences where the E&E expenditure is unlikely to be recovered from successful development or sale.

Management’s Discussion and Analysis of financial condition and results of operations

Exploration and evaluation of assets and mining data (continued)

LHL Group assesses on a project-by-project basis if the exploration and evaluation phase has concluded. At the earliest, an exploration asset gets reclassified as a development asset when a current and positive Feasibility Study describing the development path for the mineral resource was released and is available publicly. That is usually also the time when a mineral reserve gets declared. A reclassification will happen at the latest when an exploration asset gets approved for development.

Where LHL Group is unsuccessful in acquiring or being granted a tenement area, any such costs are immediately expensed. All other costs incurred prior to securing the legal right to undertake exploration activities on a project are written-off as incurred.

Exploration expenditures to be capitalized do not include expenditures incurred after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Kabanga Nickel project – Tanzania:

Management considers such exploration and evaluation costs linked to the Kabanga Nickel project meeting the criteria of exploration assets under IFRS 6, as it has an SML granted October 27, 2021. The SML is owned by TNCL, a joint-venture company incorporated in Tanzania of which the Tanzanian government is a 16% shareholder.

Furthermore, the outcome of the ongoing exploration work and studies are expected to be captured in a DFS, which is yet to be published. Earlier studies are more than 5 years old and are considered outdated in a commercial and technical sense.

The business plan of TNCL is to explore and evaluate the Kabanga Nickel project. All activities the legal entity performs aim to release the DFS in the next 12 months and to maintain the good standing of the licenses and permits linked to the Kabanga Nickel SML area. A key part of the business plan is an extensive exploration program that will expand the ore body and increase the confidence in the ore body, allowing the declaration of a mineral reserve.

Exploration costs arising following the issuance of a mining license are capitalized on a project-by-project basis as exploration assets. Management considers the following Exploration and Evaluation costs (but not exhaustive) meeting the criteria under IFRS 6 for capitalization.

●	purchase of legal rights to explore for natural resources;

●	to conduct topographical, geochemical, geophysical investigations and related technical services;

●	trenching, pitting and soil sampling;

●	any type of exploratory drilling and assaying and related consulting services;

●	generation of any geotechnical information;

●	related costs to access the site and provide accommodation and basic services including security and transport for employees and contractors;

●	license fees and other cost to keep the licenses in good standing, including external affairs, government relationship and community work related to an exploration asset;

●	costs related to feasibility studies, including trade-off and commercial studies;

●	statutory reporting requirements,

Management’s Discussion and Analysis of financial condition and results of operations

Kabanga Nickel project – Tanzania (continued)

●	metallurgical tests including testing of the ore for processing and refining, stacking and storage, acid mine drainage or transport;

●	all labor and contractor costs related to the activities above;

●	finance costs to the extent they are directly attributable to financing these activities, following IFRS 7;

●	costs incurred as part of exploration activities include appropriate technical and administrative overheads, that might be provided by offshore and group entities.

●	It can be assumed, that if a legal entity only holds one exploration assets, most if not all costs are related and get capitalized in relationship to that single exploration asset.

Liquidity, capital resources and capital requirements

Liquidity refers to LHL Group’s ability to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations, any debt service, and other commitments.

Through our wholly owned subsidiary, LZL, we own a family of Hydromet patents for metal beneficiation, and our business model for the IP licensing business is to generate income from consulting fees and licensing our proprietary technology in return for royalties. We may also own interests in and/or operate processing refineries that use our patented Hydromet Technology and accumulated IP and skills to economically beneficiate metals to produce refined products for sale with significantly reduced carbon intensity and cost when compared to traditional smelting and refining methods.

We estimate that our Kabanga Nickel project mining and refining operations will require capital expenditure of at least $1.3 billion, building out the required infrastructure, procuring equipment and commencing commercial operations. Pursuant to the initial BHP’s investment in KNL in 2021 and the Tranche 2 Investment, BHP currently owns 17.0% of the shareholding of KNL, having cumulatively invested $90 million directly into KNL.

Further, pursuant to the Tranche 3 Option Agreement entered into between BHP, LZL and KNL, BHP has the option to consummate a further investment in KNL, subject to the satisfaction of certain conditions, in particular, the satisfactory completion of, and agreement on, the DFS, agreement on the joint financial model with the Government of Tanzanian in respect of the Kabanga Nickel project, the amendment of the articles of association and share capital of TNCL subsidiaries to remove the free-carried interest rights of the Government of Tanzanian in the TNCL subsidiaries and receipt of any necessary regulatory and tax approvals. In the event such investment is consummated, BHP would own a 60.7% majority stake in KNL providing a 51% indirect interest in TNCL. The proceeds of such investment will be used to further advance the Kabanga Nickel project by taking the project through into formal construction. If the Tranche 3 Investment is not made by BHP, we expect that we would continue developing the Kabanga Nickel project with additional funding through debt or equity financing and monetizing the offtake from the project and/or royalty streams, and we may also explore other strategic partners for the project or sell certain of our assets. We do not expect additional equity funding would be needed if we are able to monetize our portion of the marketing rights with an offtake agreement. If we are unable to monetize our portion of the marketing rights with an offtake agreement, then additional funding may be required.

Management’s Discussion and Analysis of financial condition and results of operations

Liquidity, capital resources and capital requirements (continued)

As of June 30, 2023, LHL Group’s non-cancellable commitments, as disclosed below, do not include any commitments related to capital expenditures as LHL Group does not have any material commitments related to capital expenditures that it cannot cancel without a significant penalty.

Other than the $4 million contingent payment due to the sellers of the Kabanga Nickel project upon the earlier of the completion of the DFS and the fifth anniversary of the contract from the date of signing, but no later than December 2024, we did not have any material commitments or contingencies as at June 30, 2023.

To enhance our liquidity position or increase our cash reserve for future investments or operations, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders, and any issuance and sale of additional equity at our subsidiaries, including in connection with the Tranche 3 Investment in KNL by BHP, would dilute our interest in KNL. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Cashflow results

June 30	June 30	H1 Change
2023	2022	2023 v 2022
$	$	$	$
(Unaudited)	(Unaudited)
Cash flow from:
Operating activities	(6,056,295)	(4,774,642)	(1,281,653)	27%
Investing activities	(17,505,408)	(1,952,043)	(15,553,365)	797%
Financing activities	47,437,225	(38,610)	47,475,835	(122,963)%
Net increase (decrease) in cash and cash equivalents	23,875,522	(6,765,295)	30,640,817	(453)%

Comparison of LHL’s results of operations for H1 2023 and H1 2022

a)	Cash flow from operating activities

Net cash used in operating activities of LHL Group was $6,056,295 for H1 2023, primarily consisting of $12,725,513 of comprehensive loss for the period, adjusted for (i) items such as interest income, amortization of intangibles, foreign exchange loss, interest income, interest expense and depreciation of property and equipment and right-of-use assets cumulatively amounting to $56,657 and (ii) working capital changes, primarily consisting of an increase in trade and other receivables of $1,072,573, increase in related party receivables of $1,374,175, increase in prepaid expenses of $2,202,145, changes in prepaid mining license of $499,903 and an increase in trade and other payables of $10,892,071.

Management’s Discussion and Analysis of financial condition and results of operations

Cashflow results (continued)

a)	Cash flow from operating activities (continued)

Net cash used in operating activities of LHL Group was $4,774,642 for H1 2022, primarily consisting of $4,498,791 of consolidated loss for the period, adjusted for (i) items such as interest income, amortization of intangibles, foreign exchange loss, interest income, interest expense, loss on disposal of property and equipment, and depreciation of property and equipment and right-of-use assets cumulatively amounting to $236,007 and (ii) working capital changes, primarily consisting of an increase in trade and other receivables of $1,138,799, changes in prepaid mining license of $503,436, an increase in customer credits to a related party amounting to $208,550 (representing amounts as of December 31, 2021, due from vendors and suppliers for expenses incurred during the normal course of business which were applied during H1 2022) and an increase in trade and other payables of $618,571.

b)	Cash flow from investing activities

Net cash used in investing activities of LHL Group was $17,505,408 for H1 2023, primarily relating to the investment in exploration and evaluation assets amounting to $17,465,815, expenditures on property and equipment amounting to $253,505 and patent costs incurred amounting to $49,047, which were partially offset by interest received from banks amounting to $262,959.

Net cash used in investing activities of LHL Group was $1,952,043 for H1 2022, primarily relating to the investment in exploration and evaluation assets amounting to $1,998,059, acquisition of subsidiaries (in connection with the Australian technical hub acquisitions, net of cash acquired) amounting to $7,591 which were partially offset by interest received from banks amounting to $23,651.

c)	Cash flow from financing activities

Net cash provided by financing activities of LHL Group was $47,437,225 H1 2023, primarily on account of the Tranche 2 Investment by BHP in KNL $47,500,000 (net of issuing costs of $2,500,000), offset by account of payment of lease liabilities of $62,775.

Net cash provided by financing activities of LHL Group was $38,610 for H1 2023, on account of payment of lease liabilities of $38,610.

Capital expenditures.

LHL’s capital expenditure for H1 2023 was $17.5 million while LHL Group’s capital expenditure in H1 2022 was $2.0 million. The capital expenditures by LHL Group largely are in relation to exploration and evaluation assets, transportation, office, and computer equipment and LHL Group’s expenditure relating to legal and professional fees required to expand and maintain LZL’s six active patent families that licenses to customers.

Management’s Discussion and Analysis of financial condition and results of operations

Research and development, patents, and licenses

Existing IP and the experience of an internal technical team of skilled chemical engineers and metallurgists is a core competence of the LHL Group’s ability successfully to commercialize its proprietary Hydromet Technology for the Kabanga Nickel project, other projects and across the broader downstream metals processing industry as a cleaner and cheaper alternative to smelting.

Along with trade secret protection, non-disclosure, and licensing agreements, LHL Group’s IP comprises a collection of global patents focused on the economic processing and recovery of metals from sulfide ore and concentrates. As of June 30, 2023, LZL has been granted or issued 96 patents and has 9 applications pending in 59 jurisdictions relating to the LHL Group’s suite of Hydromet Technology and associated processes. These are categorized into six families of principal patents.

Research and development for the six months ended June 30, 2023 $49,047 (June 30, 2023 $35,395) has focused on the application of the LHL Group’s Hydromet Technology to process and recover nickel derived from lateritic ore and recovering platinum group metals from spent autocatalytic converters, as well as optimization and value engineering of primary nickel sulfide and PGM applications.

We estimate that our IP licensing business will require capital expenditure over the next 24 months for research and development, and patent applications and laboratory equipment, with estimated capital expenditures over such period of approximately $1.5 million.

Following closing of the acquisition of SGPL on July 18, 2023, LHL Group owns an in-house laboratory in Australia to undertake additional test work and engineering design to further streamline timelines and advance its research and development initiatives to current projects and importantly potentially widen the portfolio of its IP with new additional patents.

Through its Tanzanian subsidiary, TNCL, LHL Group currently holds an SML over the Kabanga Nickel deposit project area with an approximate area of 201.85 square kilometers. An SML is the type of license required develop large-scale mining operations in Tanzania defined as requiring a capital investment of not less than US$ 100 million. The SML was issued on October 25, 2021 and shall remain valid for a period of the esteemed life of the orebody indicated in a feasibility study report or such period as the applicant may request unless it is cancelled, suspended, or surrendered in accordance with the law.

The SML carries an annual rent of $1,009,250. In addition, the LHL Group holds 5 Prospecting Licenses surrounding the Kabanga SML and an Environmental Impact Assessment certificate was transferred from the legacy Kabanga acquisition entities to TNCL on June 16, 2021. Subsequently an updated Environmental and Social Management Plan was submitted to the Tanzanian National Environmental Management Council and approved on June 19, 2023.

Management’s Discussion and Analysis of financial condition and results of operations

Tabular disclosure of contractual arrangements

	USD	USD	USD	USD	USD
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Leases	-	-	-	-	-
Operating Lease Obligations	537,908	175,838	362,070	-	-
Purchase Obligations	2,114,614	2,114,614	-	-	-
Other Long-Term Liabilities	4,000,000	-	4,000,000	-	-
Total	6,652,522	2,290,452	4,362,070	-	-

Long-Term Debt Obligations, Capital (Finance) Leases, Operating Lease Obligations and Other Long-Term Liabilities are all IFRS required reporting disclosures.  LML does not have contractual arrangements covering Long-Term Debt Obligations and Capital (Finance) Leases.

Management define Purchase Obligations as agreements to purchase goods and services that are enforceable and legally binding across the business. Management assesses existing agreements by focusing on the largest agreements in place at the end of the reporting period. The LHL Group does not have take-or-pay agreements, long-term constructions, or supply contracts in place as of June 30, 2023. Most of the agreements are for exploration services or technical services related to the feasibility study for the Kabanga Nickel project and the majority of these contracts can be terminated by LHL Group companies with 4 weeks’ notice, with the amount shown under Purchase Obligations reflecting that right based on historical spending.

Off-balance sheet arrangements

As of June 30, 2023, LHL Group did not have or was not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, expenses, or liquidity and capital resources.

The LHL Group is not engaged in any capacity in any material litigation, arbitration, prosecution or other legal proceedings (which means with a value of in excess of $100,000) or in any material proceedings or hearings before any statutory or governmental body, department, board or agency or other dispute resolution proceedings (“Legal Proceedings”), nor has the LHL Group been involved in any such Legal Proceedings during the 12 months prior to June 30, 2023 and the date of this Interim Report.

No such litigation, arbitration, prosecution, or other proceedings are pending, and no facts or circumstance exist which are likely to result in any Legal Proceedings.

So far as LHL is aware, there is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal, arbitrator, or governmental agency against any LHL Group or any person for whose acts that company may be vicariously liable.

So far as LHL is aware, no material dispute with the employees of the LHL Group exists or is threatened and LHL is not aware of any existing or threatened labor disturbance by such employees or those of any of its significant suppliers, manufacturers, contractors or customers.

Management’s Discussion and Analysis of financial condition and results of operations

Related Party Transactions

See Note 17 of our consolidated financial statements for the six months ending June 30, 2023.

Management

Executive Officers and Directors

The following table lists the names, ages of the date of this report and positions of the individuals who currently serve as directors and officers of LML:

Name	Age	Position(s)
Keith Liddell	64	Chairman, Director
Chris Showalter	48	Chief Executive Officer, Director
Ingo Hofmaier	47	Chief Financial Officer
Gerick Mouton	46	Chief Operating Officer
Dr. Mike Adams	63	Chief Technical Officer
Spencer Davis	45	Group General Counsel
Natasha Liddell	39	Chief Sustainability Officer
Anthony von Christierson	35	Senior Vice President: Commercial and Business Development
Govind Friedland	48	Director
John Dowd	55	Director
Robert Edwards	57	Director
Beatriz Orrantia	51	Director
Jennifer Houghton	61	Director
Mwanaidi Maajar	69	Director